SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                                  TECHSYS, INC.
                       f/k/a CONTINENTAL CHOICE CARE, INC.
                       -----------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                     87873J
                                     ------
                                 (CUSIP Number)

                            Steven H. Scheinman, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
   ---------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 21, 2000
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 75 Pages
                             Exhibit Index: Page 12

CUSIP No. 87873J                                              Page 2 of 75 Pages
                                  SCHEDULE 13D



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LAZAR & COMPANY I.G., LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  WC, OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                         New York

                            7             Sole Voting Power
                                                 200,000/1/
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       200,000/1/
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                 200,000/1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                     [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    5.5%/1/

14       Type of Reporting Person*

                  OO


/1/ Excludes certain shares; see Item 5.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87873J                                              Page 3 of 75 Pages
                                  SCHEDULE 13D



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LAZAR & COMPANY I.G., INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

6 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                        Delaware

                            7             Sole Voting Power
                                                 200,000/2/
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       200,000/2/
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                 200,000/2/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    5.5%/2/

14       Type of Reporting Person*

                  CO


/2/ Excludes certain shares; see Item 5.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87873J                                              Page 4 of 75 Pages
                                  SCHEDULE 13D

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SHLOMO LAZAR

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                          Canada

                            7             Sole Voting Power
                                                 200,000/3/
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       200,000/3/
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                 200,000/3/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    5.5%/3/

14       Type of Reporting Person*

                  IN


/3/ Excludes certain shares; see Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 5 of 75 Pages


                  This Statement on Schedule 13D relates to shares of Common Stock, no par value per share (the "Shares"), of TechSys, Inc., f/k/a Continental Choice Care, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report the recent acquisition of Shares of the Issuer, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than five percent of the outstanding Shares of the Issuer.

Item 1.  Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 44 Aspen Drive, Livingston, New Jersey 07039.

Item 2.  Identity and Background.

                  This Statement is being filed on behalf of Lazar & Company I.G. LLC ("Lazar LLC"), the Managing Member of Lazar LLC, Lazar & Company I.G., Inc. ("Lazar Inc.") and the Chief Executive Officer and owner of Lazar Inc., Shlomo Lazar (Lazar LLC, Lazar Inc. and Shlomo Lazar together, the "Reporting Persons").

                              The Reporting Persons

                  Lazar LLC is a limited liability company organized under the laws of the State of New York. The principal business of Lazar LLC is merchant banking. The address of the principal business offices of Lazar LLC is One Penn Plaza, 36th Floor, New York, New York 10119. Current information concerning the members and officers of Lazar LLC is set forth in Annex A hereto.

                  Lazar Inc. is a Delaware corporation with its principal address at One Penn Plaza, 36th Floor, New York, NY 10119. The principal business of Lazar Inc. is investment consulting. Lazar Inc. is the Managing Member of Lazar LLC. As such, Lazar Inc. is vested with investment discretion over the Shares held for the accounts of Lazar LLC. As a result, Lazar Inc. may be deemed the beneficial owner of the Shares held for the accounts of Lazar LLC. Current information concerning the officers and directors of Lazar Inc. is set forth in Annex A hereto.

                  Mr. Lazar is a citizen of Canada. The principal occupation of Mr. Lazar is serving as Chief Executive Officer and owner of Lazar Inc., which is carried out at Lazar Inc.'s principal address. Mr. Lazar, as the Chief Executive Officer and owner of Lazar Inc., is vested with investment discretion over the Shares held for the accounts of Lazar Inc. and Lazar LLC. As a result, Mr. Lazar may be deemed the beneficial owner of the Shares held for the account of Lazar LLC.

                  During the past five years, none of the Reporting Persons, to the best of the Reporting Persons' knowledge has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                              Page 6 of 75 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

                  The consideration for the Shares reported herein as being acquired in the last 60 days consists of $1,100,000. The purchase price was allocated $750,000 for 200,000 Shares and $350,000 for a warrant to purchase an additional 6,800,000 Shares. Lazar paid the purchase price of the Shares and the Warrant to the issuer by delivering to the Company (a) $50,000 in cash and (b) a 7% Secured Promissory Note, due August 21, 2003, in the principal amount of $1,050,000 (the "Note"). The Note was issued by the Issuer to Lazar LLC in connection with Lazar LLC's purchase of the Shares and the Warrant. The obligations of Lazar LLC under the Note are secured by a Pledge Agreement pursuant to which Lazar LLC pledged 200,000 Shares and 840,000 shares of common stock of Tutor 2000 Incorporated, a corporation in which Lazar LLC owns the majority of the shares.

Item 4.  Purpose of Transaction.

                  All of the securities reported herein as having been acquired for the account of Lazar LLC were acquired for investment purposes, and except as set forth in Item 6 and incorporated herein by reference, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                  (a) Each of the Reporting Persons may be deemed the beneficial owner of 200,000 Shares (approximately 5.5% of the total number of outstanding Shares). This number consists of 200,000 Shares held for the account of Lazar LLC. This number excludes an aggregate of 6,800,000 warrants exercisable into 6,800,000 Shares, of which 850,000 Shares are currently exercisable.

                  (b) Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 200,000 Shares.

                  (c) Except for the transactions described in Items 4 and 6 hereto, there have been no transactions effected with respect securities of the Issuer since July 1, 2000 (60 days prior to the date hereof) by the Reporting Persons.

                  (d) The members of Lazar LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of the securities held for the account of Lazar LLC.

                  (e)      Not applicable.

                                                              Page 7 of 75 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On June 7, 2000, Lazar LLC entered into a Purchase Agreement (the "Purchase Agreement") with the Issuer (a copy of which is attached hereto as Exhibit B and incorporated herein by reference in response to this Item 6) pursuant to which Lazar LLC purchased 200,000 Shares and a warrant (the "Warrant") to purchase an additional 6,800,000 Shares (the "Warrant Shares") for an aggregate purchase price of $1,050,000.

                  Pursuant to Section 4.2 of the Purchase Agreement, Lazar LLC has the right to require the Issuer to increase the size of its Board of Directors and, of the vacancies created, fill two vacancies with two persons selected by the Purchaser to serve until its next annual meeting of shareholders for the election of directors. For the duration of the Warrant, Lazar LLC has the right to require the Issuer to include among nominees for each annual meeting for the election of directors, two directors selected by Lazar LLC. Currently, Lazar LLC has chosen not to exercise this right.

                  Pursuant to Section 4.10 of the Purchase Agreement, the Issuer agreed to file a "Shelf" registration statement on Form S-3, pursuant to the Securities Act of 1933, as amended (the "Securities Act") for the Registration Period defined therein, the Issuer is required to use its best efforts to keep such registration statement continuously effective under the Securities Act.

                  Pursuant to Section 4.11 of the Purchase Agreement, so long as the Warrant is outstanding or so long as Lazar LLC holds at least 25% of the then outstanding Shares of the issuer, the Issuer is prohibited from taking certain actions set forth therein without the prior written consent of Lazar LLC.

                  Pursuant to Section 4.13 of the Purchase Agreement, Lazar LLC has certain preemptive rights in instances where the Issuer issues any new Shares, or securities convertible into or exercisable for Shares, at any time until the Warrant has expired or at such time Lazar LLC no longer holds at least 25% of the then outstanding Shares.

                  The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement (attached as Exhibit B to this Statement), which is incorporated herein by reference.

                  On August 21, 2000, the Issuer issued the Warrant to Lazar LLC (a copy of which is attached hereto as Exhibit C and incorporated herein by reference in response to this Item 6) pursuant to which Lazar LLC has the right to purchase Warrant Shares at an exercise price of $3.00 per Share, subject to certain vesting requirements.

                  Pursuant to Section 1 of the Warrant, the right to purchase the Warrant Shares vests in five portions based on the Market Capitalization (as defined in the Warrant) reaching certain targets. The first two portions are in the amount of 850,000 Shares and the third, fourth and fifth portions are in the amount of 1,700,000 Shares. Lazar LLC may opt to pay the exercise price of the Warrant with Shares Lazar LLC already owns or with a note.

                                                              Page 8 of 75 Pages

                  Pursuant to Section 2 of the Warrant, the Warrant shall expire on August 20, 2003, provided that at the election of Lazar LLC, the expiration date may be extended for two additional one year terms upon payment of $1,000,000 by Lazar LLC for each extension so chosen.

                  The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the Warrant (attached as Exhibit C to this Statement), which is incorporated herein by reference.

                  On August 21, 2000, the Lazar LLC issued the Note to the Issuer (a copy of which is attached hereto as Exhibit D and incorporated herein by reference in response to this Item 6). Lazar LLC may, at any time and from time to time, without premium or penalty, prepay all or a portion of the unpaid principal amount of the Note, together with unpaid accrued interest on the amount so prepaid, to be applied first to the expenses of the Issuer under the Note, then to interest, and finally to the principal amount of the Note.

                  The foregoing description of the Note does not purport to be complete and is qualified in its entirety by reference to the Note (attached as Exhibit D to this Statement), which is incorporated herein by reference.

                  On August 21, 2000, Lazar LLC entered into a Pledge Agreement (the "Pledge Agreement") with the Issuer (a copy of which is attached hereto as Exhibit E and incorporated herein by reference in response to this Item 6) pursuant to which Lazar LLC pledges 200,000 Shares of the issuer and 840,000 shares of the common stock of Tutor 2000 Incorporated (together the "Pledged Securities") for purposes of securing the Note.

                  Pursuant to Sections 1.3 and 1.4 of the Pledge Agreement, Lazar LLC retains the right to exercise all voting powers and receive any ordinary cash dividends(which shall be applied to payment of any outstanding amounts under the Note) pertaining to the Pledged Securities.

                  Pursuant to Section 3.1 of the Pledge Agreement, so long as Lazar LLC's obligations remain outstanding, Lazar LLC is prohibited from selling, assigning or otherwise transferring or disposing of any of the Pledged Securities, or assuming, creating, incurring or permitting to exist any mortgage, lien, pledge, charge, security interest or other encumbrance in respect of any of the Pledged Securities.

                  Pursuant to Section 5.4 of the Pledge Agreement, upon the payment and satisfaction in full of Lazar LLC's obligations pursuant to the Note and the Pledge Agreement, the Issuer will release all of the Pledged Securities and reassign to Lazar LLC such Pledged Securities

                  The foregoing description of the Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the Pledge Agreement (attached as Exhibit E to this Statement), which is incorporated herein by reference.

                                                              Page 9 of 75 Pages


                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

         A. Joint Filing Agreement, dated August 30, 2000 by and among Lazar LLC, Lazar Inc. and Shlomo Lazar.

         B. Purchase Agreement, dated June 7, 2000 between Lazar LLC and the Issuer

         C. Warrant, dated August 21, 2000 granted by the Issuer to Lazar LLC

         D. 7% Promissory Note, dated August 21, 2000, from Lazar LLC to the Issuer

         E. Pledge Agreement, dated August 21, 2000 between Lazar LLC and the Issuer

                                                             Page 10 of 75 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 30, 2000


                                      LAZAR & COMPANY I.G., LLC
                                         By: LAZAR & COMPANY I.G., INC.
                                         Title: Managing Partner

                                      By:      /s/ Shlomo Lazar
                                               --------------------------------
                                               Name:    Shlomo Lazar
                                               Title:   Chief Executive Officer

                                                             Page 11 of 75 Pages
                                     ANNEX A

                Members and Officers of Lazar & Company I.G., LLC

Name/Title/Citizenship        Principal Occupation          Business Address
---------------------         --------------------          ----------------

Lazar & Company I.G., Inc.,   Investment consulting         One Penn Plaza,
Managing Member                                             36th Floor,
(Delaware)                                                  New York, NY
                                                            10119

Rosalind Davidowitz           Passive investor              One Penn Plaza,
Member                                                      36th Floor,
(United States)                                             New York, NY
                                                            10119

Shlomo Lazar,                 Chief Executive Officer of    One Penn Plaza,
Chief Executive Officer       Lazar & Company I.G., Inc.    36th Floor,
(Canada)                                                    New York, NY
                                                            10119

Mark Schwartz,                President of Lazar & Company  One Penn Plaza,
President, Secretary          I.G., LLC                     36th Floor,
(United States)                                             New York, NY
                                                            10119

              Directors and Officers of Lazar & Company I.G., Inc.

Name/Title/Citizenship      Principal Occupation            Business Address
----------------------      --------------------            ----------------

Shlomo Lazar,               Chief Executive Officer of      One Penn Plaza,
Director, President, Chief  Lazar & Company I.G., Inc.      36th Floor,
Executive Officer                                           New York, NY
(Canada)                                                    10119


Zehavit Lazar               Certified Public Accountant     One Penn Plaza,
Secretary                                                   36th Floor,
(United States)                                             New York, NY
                                                            10119

                                                             Page 12 of 75 Pages

                                  EXHIBIT INDEX
                                                                        Page No.
                                                                        --------

A. Joint Filing Agreement, dated August 30, 2000, by and among Lazar &
   Company I.G., LLC, Lazar & Company I.G., Inc. and Shlomo Lazar.            13

B. Purchase  Agreement,  dated June 7, 2000,  between Lazar & Company
   I.G., LLC and Continental  Choice Care, Inc.                               14

C. Warrant,  dated August 21, 2000, issued by Continental Choice Care,
   Inc. to Lazar & Company I.G., LLC                                          43

D. 7%  Promissory  Note,  dated August 21, 2000,  from Lazar & Company
   I.G., LLC to Continental Choice Care, Inc.                                 55

E. Pledge  Agreement,  dated August 21, 2000,  between Lazar & Company
   I.G., LLC and Continental Choice Care, Inc.                                62